September 27, 2010
Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Mobile Mini, Inc.
Supplemental response dated August 24, 2010
Filed August 26, 2010
File No. 1-12804
Dear Ms. Long:
This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated September 13, 2010, to Mr. Steven Bunger, Chairman, President and Chief Executive Officer of Mobile Mini, Inc. (the “Company” or “Mobile Mini”), regarding the supplemental response dated August 24, 2010 filed August 26, 2010, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed March 1, 2010 (the “10-K”) and the Company’s Definitive Proxy Statement on Schedule 14A filed April 30, 2010 (the “Proxy Statement”).
This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.
In response to the Staff’s comment letter, we have amended the 10-K (“Amendment No. 1 to the Form 10-K”) and filed such amendment on the date hereof.
10-K
Business, page 1
Product Lives and Durability, page 6
Staff’s Comment:
1.	We note your response to comment one in our letter dated August 12, 2010. For the purpose of determining whether the appraiser must be named, it does not matter who retained the appraiser. If you choose to refer to the appraiser in your filing, you must name the appraiser. Accordingly, please identify the appraiser by name if you retain this or similar disclosure in future filings.

Mr. Edward M. Kelly
United States Securities and Exchange Commission
September 27, 2010

Company’s Response:
We acknowledge the Staff’s comment and will disclose any such appraiser’s name or similar disclosure in future filings if we refer to such appraiser in any such filing.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 13
Bonus History, page 13
Staff’s Comment:
2.	We note your response to comment eight in our letter dated August 12, 2010. Please amend Item 11 of Part III of your Annual Report on Form 10-K for the fiscal year ended December 31, 2009 to provide a materially complete discussion and analysis of the incentive cash compensation that you paid to your named executive officers in 2009. Your amended disclosure should specifically address how you determined the incentive cash compensation amounts reported in the summary compensation table for Messrs. Halchishak, Lemley, and Miller.
Company’s Response:
We acknowledge the Staff’s comment and have amended the 10-K accordingly. See Amendment No. 1 to the Form 10-K under the caption “Bonus History and Determination of Non-Equity Incentive Plan Compensation.”
Base Salary, page 15
Staff’s Comment:
3.	We note your response to comment nine in our letter dated August 12, 2010. Please amend Item 11 of Part III of your Annual Report on Form 10-K for the fiscal year ended December 31, 2009 to include the information that you provided in your response.
Company’s Response:
We acknowledge the Staff’s comment and have amended the 10-K accordingly. See Amendment No. 1 to the Form 10-K under the caption “Setting Executive Compensation for 2009.”

Mr. Edward M. Kelly
United States Securities and Exchange Commission
September 27, 2010

Non-Equity Incentive Plan and Bonuses, page 16
Staff’s Comment:
4.	We note your response to comment 10 in our letter dated August 12, 2010. Please amend Item 11 of Part III of your Annual Report on Form 10-K for the fiscal year ended December 31, 2009 to include the information that you provided in your response, including both tables and the associated explanations.
Company’s Response:
We acknowledge the Staff’s comment and have amended the 10-K accordingly. See Amendment No. 1 to the Form 10-K under the caption “Bonus History and Determination of Non-Equity Incentive Plan Compensation.”
Equity-Based Incentives, page 17
Staff’s Comment:
5.	We note your response to comment 11 in our letter dated August 12, 2010. Please amend Item 11 of Part III of your Annual Report on Form 10-K for the fiscal year ended December 31, 2009 to include the information that you provided in your response. For the years in which you achieved EBITDA targets, please disclose the targets.
Company’s Response:
We acknowledge the Staff’s comment and have amended the 10-K accordingly. See Amendment No. 1 to the Form 10-K under the caption “Bonus History and Determination of Non-Equity Incentive Plan Compensation.”
Staff’s Comment:
6.	We note your response to comment 12 in our letter dated August 12, 2010. Please amend Item 11 of Part III of your Annual Report on Form 10-K for the fiscal year ended December 31, 2009 to include the information that you provided in your response.
Company’s Response:
We acknowledge the Staff’s comment and have amended the 10-K accordingly. See Amendment No. 1 to the Form 10-K under the caption “Timing for Award of Equity-Based Incentives.”

Mr. Edward M. Kelly
United States Securities and Exchange Commission
September 27, 2010

Post-Employment Compensation, page 27
Staff’s Comment:
7.	We note your response to comment 13 in our letter dated August 12, 2010. Please amend Item 11 of Part III of your Annual Report on Form 10-K for the fiscal year ended December 31, 2009 to include the information that you provided in your response.
Company’s Response:
We acknowledge the Staff’s comment and have amended the 10-K accordingly. See Amendment No. 1 to the Form 10-K under the caption “Potential Payments upon Termination or Change in Control.”
Compensation Committee, page 28
Staff’s Comment:
8.	We note your response to comment 14 in our letter dated August 12, 2010. Please amend Item 11 of Part III of your Annual Report on Form 10-K for the fiscal year ended December 31, 2009 to include the information that you provided in your response.
Company’s Response:
We acknowledge the Staff’s comment and have amended the 10-K accordingly. See Amendment No. 1 to the Form 10-K under the caption “Compensation Committee.”
Other
Staff’s Comment:
9.	As requested previously on page five of our letter dated August 12, 2010, please provide us a written statement from the company acknowledging the representations in the three bullet points when responding to our comments.
As specifically requested by the Staff, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Edward M. Kelly
United States Securities and Exchange Commission
September 27, 2010

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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If we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (480) 477-0241.
Very truly yours,
/s/ Christopher J. Miner

Christopher J. Miner
Senior Vice President and General Counsel